July 29, 2025

Amy Koenig
Chief Legal Officer and Corporate Secretary
Dakota Gold Corp.
106 Glendale Drive, Suite A
Lead, South Dakota 57754

       Re: Dakota Gold Corp.
           Registration Statement on Form S-3
           Filed July 24, 2025
           File No. 333-288922
Dear Amy Koenig:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kevin Dougherty at 202-551-3271 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Sheila Forjuoh